NCR CORPORATION

3097 Satellite Boulevard

Duluth, Georgia 30096

April 11, 2013

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	NCR Corporation

Registration Statement on Form S-4

Ladies and Gentlemen:

NCR Corporation (the “Company”), the primary obligor under its 4.625% Senior Notes due 2021 (the “Old Notes”), and each of the guarantors set forth on the signature page hereto (the “Guarantors” and, together with the Company, the “Registrants”) are registering an exchange offer (the “Exchange Offer”) pursuant to a Registration Statement on Form S-4 in reliance on the position of the staff of the Securities and Exchange Commission enunciated in Exxon Capital Holdings Corporation (available Apr. 13, 1988) (hereinafter, “Exxon Capital Holdings”), Morgan Stanley & Co. Incorporated (available June 5, 1991) and Shearman & Sterling (available July 2, 1993) (hereinafter “Shearman & Sterling”). The Registrants represent as follows:

1. The Registrants have not entered into any arrangement or understanding with any person to distribute the 4.625% Senior Notes due 2021 (the “New Notes”) and, to the best of the Registrants’ information and belief, each person participating in the Exchange Offer is acquiring the New Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the New Notes to be received in the Exchange Offer.

2. In this regard, the Registrants will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that if such person is participating in the Exchange Offer for the purpose of distributing the New Notes to be acquired in the Exchange Offer, such person (i) cannot rely on the staff position enunciated in Exxon Capital Holdings or interpretive letters to similar effect and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the “Securities Act”), in connection with a secondary resale transaction.

3. The Registrants acknowledge that such a secondary resale transaction by such person participating in the Exchange Offer for the purpose of distributing the New Notes should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K under the Securities Act.

4. The Registrants further represent that with respect to any broker-dealer that participates in the Exchange Offer with respect to outstanding securities acquired for its own account as a result of market-making activities or other trading activities, each such broker-dealer must confirm that it has not entered into any agreement or understanding with the Registrants or any affiliate of the Registrants to distribute the New Notes.

5. The Registrants will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that any broker-dealer who holds Old Notes (as described in the Exchange Offer prospectus) acquired for its own account as a result of market-making activities or other trading activities, and who receives New Notes in exchange for such Old Notes pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act (as described in Shearman & Sterling) in connection with any resale of such New Notes.

6. The Registrants will require the exchange offeree to represent to the following additional provisions:

(a)	If the exchange offeree is not a broker-dealer, an acknowledgment that it is not engaged in, and does not intend to engage in, a distribution of the New Notes.

(b)	If the exchange offeree is a broker-dealer holding Old Notes acquired for its own account as a result of market-making activities or other trading activities, an acknowledgment that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of New Notes received in respect of such Old Notes pursuant to the Exchange Offer; and a statement to the effect that by so acknowledging and by delivering a prospectus, such broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

Very truly yours,

NCR CORPORATION

By:	/s/ Robert P. Fishman
Name: Robert P. Fishman
Title: Senior Vice President and Chief Financial Officer

GUARANTORS

NCR INTERNATIONAL, INC.

By:	/s/ Jennifer M. Daniels
Name: Jennifer M. Daniels
Title: President

RADIANT SYSTEMS, INC.

By:	/s/ Robert P. Fishman
Name: Robert P. Fishman
Title: Chief Financial Officer and Treasurer

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[Signature page to Exxon Capital Letter – 2021]